Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------

                                                 October 29, 2002


            Fresenius Medical Care AG reports Third Quarter and Nine

                              Months Results 2002;

                Exceeded already full-year Free Cash Flow target


The results in the year 2002 are based on the new accounting standards on Goodwill and Other Intangible Assets (FAS 142) which came into effect January 1, 2002. In order to facilitate a year-over-year comparison, goodwill adjusted key figures for the first nine months and the third quarter 2002 are provided in the appendix.


      Bad Homburg, Germany -- October 29, 2002 -- Fresenius Medical Care AG ("FMC") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced the results for the third quarter and the first nine months of 2002.


                                                                         1 of 12

OPERATIONS
----------

Third Quarter 2002:
-------------------

      Fresenius Medical Care AG reports a 6% increase in net income after minorities to $ 70 million for the third quarter 2002.

         Total revenue for the third quarter 2002 increased 5% (6% at constant currency) to $ 1,285 million. Same store revenue growth at constant exchange rates was 3.4%. Dialysis Care revenue grew by 4% to $ 942 million (+7% at constant currency) in the third quarter of 2002. External Dialysis Product revenue increased by 7% to $ 344 million (+3% at constant currency) in the same period.

         North American revenue rose 3% to $ 947 million, compared to $ 915 million in the same period last year. Dialysis Care revenue in the US increased by 5% to $ 834 million. Same store treatment growth was 4%. North American Dialysis Product revenue, including sales to company-owned clinics, increased 1% to $ 192 million. Product sales to the available external market grew by 4%.

         International revenue was $ 338 million, up 11 % adjusted for currency. Dialysis Care revenue reached $ 108 million in the third quarter 2002 (+18% currency adjusted). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 13% to $ 252 million (8% currency adjusted).

      Earnings before interest and taxes (EBIT) increased to $ 167 million resulting in an operating margin of 13.0%. The operating margin remained within the targeted range for the second half of 2002 as the Company completes its 2002 rollout of the UltraCare(TM) dialysis treatment concept, including single-use dialyzers, in North America.


                                                                         2 of 12

      Earnings per share (EPS) in the third quarter 2002 rose 5% to $ 0.72 per ordinary share ($ 0.24 per ADS), compared to $ 0.69 ($ 0.23 per ADS) in the third quarter of 2001. The weighted average number of shares outstanding during the third quarter of 2002 was approximately 96.2 million, compared to 96.1 million in the same period of 2001.

      In the third quarter of 2002, the Company generated $ 151 million in cash from operations, an increase of 34% from the third quarter of 2001. A total of $ 67 million (net of disposals) was spent for capital expenditures, resulting in Free Cash Flow before acquisitions for the third quarter 2002 of $ 84 million. A total of $ 33 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $ 51 million. In the third quarter of 2001, Free Cash Flow after acquisitions was $ 33 million.


First Nine Months 2002:
-----------------------

For a complete overview of the first nine months 2002 please refer to the appendix.

      In the first nine months of 2002, income before extraordinary item was $ 219 million, up 19% from the same period in 2001. Net revenue was $ 3.73 billion, up 4% from the nine months of 2001. Adjusted for currency, net revenue rose 6% from January to September of 2002 compared to 2001. Earnings before interest and taxes (EBIT) increased 4% to $ 511 million resulting in an operating margin of 13.7%. In the nine months of 2002, earnings per ordinary share before extraordinary item rose 19% to $ 2.27. Earnings per ordinary ADS for the first nine months of 2002 were $ 0.76.


                                                                         3 of 12

      Fresenius Medical Care generated $ 395 million in cash from operations during the first nine months of 2002, an increase of 53% from the first nine months of 2001. Net cash used for acquisitions was $ 73 million and capital expenditures (net of disposals) were $ 157 million. Free Cash Flow for the first nine months of 2002 was $ 238 million compared to $ 90 million in the first nine months of 2001. Free Cash Flow for the first nine months already exceeded the full year target set by the Company. This exceptional performance is primarily driven by strong improvements in working capital management, in particular accounts receivable collection, and by moderate capital expenditure.

      As of September 30, 2002, the Company operated a total of 1,450 clinics worldwide [1,070 clinics (+5%) in North America and 380 clinics (+7%) International]. Fresenius Medical Care AG performed approximately 12.1 million treatments, which represents an increase of 8% year over year. North America accounted for 8.6 million treatments (+4%) and the International segment for 3.5 million (+17%). At the end of the third quarter 2002, Fresenius Medical Care served about 110,100 patients worldwide which represents an increase of 6%. North America accounted for ~78,700 patients (+3%) and the International segment for ~31,400 patients (+14%).


UltraCare(TM) Medical Outcomes Update
-------------------------------------

The Company has completed a one-year preliminary analysis of medical outcomes related to its UltraCare(TM) dialysis treatment concept, including the Optiflux-dialyzer for single-use. Comparing 4,810 UltraCare(TM) patients from the initial program implementation with 27,568 patients using standard therapy the company-internal data indicates significantly better medical outcomes for UltraCare (TM) patients.


                                                                         4 of 12

On a fully lab and case mix adjusted basis, relative risk of mortality was reduced to 75% of the standard therapy population. This very encouraging preliminary data is in line with the Company's experience outside of the USA. The Company plans further studies and publications on the benefits of its UltraCare(TM) concept based on its comprehensive North American treatment database.


LEGAL UPDATE
------------

Developments during the third quarter in the 1996 merger-related legal issues have not changed the Company's expectation and the Company continues to consider the charge taken in the fourth quarter of 2001 to be adequate. The Company's legal position on fraudulent conveyance claims relating to the 1996 merger with National Medical Care remains unchanged and the Company continues to believe its position is strong. The Company continues to look forward to an expeditious resolution of the case. The case remains stayed, however, as the court determines the proper plaintiffs to bring the legal action in light of a September appellate court ruling in an unrelated case.


OUTLOOK 2002 / 2003
-------------------

      The Company expects to operate within the targeted operating margin range of 13-14% for the remainder of 2002 and expects the income before extraordinary item to be close to its 2002 target of $300 million. Having completed the 2002 UltraCare(TM) concept rollout in North America, the Company will continue to focus on cost improvements and same-store treatment growth in its North American dialysis care business. For the year 2003, the Company expects constant currency revenue growth before acquisitions in the mid single digits and net income growth in the high single digit to low double digits range.


                                                                         5 of 12

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We are pleased with the record Free Cash Flow for the first nine months. We are pleased that we do not face an impairment of our Latin America goodwill at this time. With respect to North America our strategy is to develop and implement a unique dialysis therapy based on Fresenius Medical Care's technology. Financial success with this strategy is expected with the demonstrated better medical outcomes and our clear path to cost neutrality. With the USA net patient growth rate currently in the range of 4-5%, this strategy provides for growth opportunities above market and new opportunities for future margin expansion. We are also positioned to succeed in a reimbursement environment that allows the provider to share in the healthcare savings achieved."


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,450 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 110,100 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


                                                                         6 of 12

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands, except share and per share data)
(unaudited)

                                                 Three Months    Three Months                Nine Months    Nine Months
                                               Ended September Ended September            Ended September Ended September
                                                    30, 2002       30, 2001     % Change       30, 2002      30, 2001      % Change
                                                  as reported   as reported 2)               as reported   as reported 2)
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Net revenue
Dialysis Care                                         941,866        906,004         4.0%      2,734,807      2,638,547         3.6%
Dialysis Products                                     343,550        322,151         6.6%        991,393        950,378         4.3%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
                                                    1,285,416      1,228,155         4.7%      3,726,200      3,588,925         3.8%

Cost of revenue                                       865,855        812,109         6.6%      2,521,881      2,372,998         6.3%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Gross profit                                          419,561        416,046         0.8%      1,204,319      1,215,927        -1.0%

Selling, general and administrative                   240,987        241,799        -0.3%        661,537        699,308        -5.4%
Research and development                               12,019          8,156        47.4%         31,912         24,492        30.3%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Operating income
(EBIT)                                                166,555        166,091         0.3%        510,870        492,127         3.8%
                                                 ============   ============    =========   ============   ============    =========

Interest expense, net                                  52,280         55,150        -5.2%        156,832        164,667        -4.8%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Income before income taxes and minority interest      114,275        110,941         3.0%        354,038        327,460         8.1%

Income tax expense                                     43,473         44,557        -2.4%        132,154        142,297        -7.1%
Minority interest                                       1,078            338       218.9%          2,699          1,136       137.6%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Income before extraordinary item                 $     69,724   $     66,046         5.6%   $    219,185   $    184,027        19.1%
                                                 ------------   ------------    ---------   ------------   ------------    ---------

Extraordinary loss, net of taxes                            0              0                      11,777              0
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Net income after extraordinary item              $     69,724   $     66,046         5.6%   $    207,408   $    184,027        12.7%
                                                 ------------   ------------    ---------   ------------   ------------    ---------

Earnings per ordinary share 1)                   $       0.72   $       0.69         5.4%   $       2.27   $       1.91        19.0%
Earnings per ordinary ADS 1)                     $       0.24   $       0.23         5.4%   $       0.76   $       0.64        19.0%

Earnings per preference share 1)                 $       0.74   $       0.70         5.5%   $       2.31   $       1.95        18.6%
Earnings per preference ADS 1)                   $       0.25   $       0.23         5.5%   $       0.77   $       0.65        18.6%

1) before extraordinary item
2) Excluding special charge related expenses of $ 3 million in Q2 2001 ($ 2 million net of taxes) and of $ 4 million in Q3 2001
($ 2 million net of taxes)

Average weighted number of shares
Ordinary shares                                    70,000,000     70,000,000                  70,000,000     70,000,000
Preference shares                                  26,188,956     26,075,914                  26,184,290     26,000,785


Percentages of revenue
Cost of revenue                                          67.4%          66.1%                       67.7%          66.1%
Gross profit                                             32.6%          33.9%                       32.3%          33.9%
Selling, general and administrative                      18.7%          19.7%                       17.8%          19.5%
Research and development                                  0.9%           0.7%                        0.9%           0.7%
Operating income (EBIT)                                  13.0%          13.5%                       13.7%          13.7%
                                                  ============   ============                ============   ============

Interest expense, net                                     4.1%           4.5%                        4.2%           4.6%
                                                  ------------   ------------                ------------   ------------
Income before income taxes and minority interest          8.9%           9.0%                        9.5%           9.1%

Income tax expense                                        3.4%           3.6%                        3.5%           4.0%
Minority interest                                         0.1%           0.0%                        0.1%           0.0%
                                                  ------------   ------------                ------------   ------------
Income before extraordinary item                          5.4%           5.4%                        5.9%           5.1%
                                                  ------------   ------------                ------------   ------------
EBITDA                                                   17.2%          20.2%                       18.0%          20.5%
                                                  ------------   ------------                ------------   ------------

                                                                         7 of 12

Segment and other Information                    Three Months   Three Months                Nine Months     Nine Months
-----------------------------                  Ended September Ended September  % Change  Ended September Ended September  % Change
(in US-$ million)                                  30, 2002       30, 2001                    30, 2002       30, 2001
(unaudited)                                      ------------   ------------    ---------   ------------   ------------    ---------
Net revenue
North America                                             947            915         3.5%          2,768          2,684         3.1%
International                                             338            313         8.1%            958            905         5.9%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
Total revenue                                           1,285          1,228         4.7%          3,726          3,589         3.8%
                                                 ============   ============    =========   ============   ============    =========


EBIT
North America                                             115            119        -2.6%            364            351         3.4%
International                                              54             50         8.7%            160            152         5.5%
Corporate                                                  (3)            (3)       29.5%            (13)           (11)       15.5%
                                                 ------------   ------------    ---------   ------------   ------------    ---------
EBIT before special charge related expenses               167            166         0.3%            511            492         3.8%
                                                 ============   ============    =========   ============   ============    =========
Special charge related expenses 3)                          0              4                           0              7
                                                 ------------   ------------    ---------   ------------   ------------    ---------
EBIT after special charge related expenses                167            162         2.5%            511            485         5.2%
                                                 ============   ============    =========   ============   ============    =========

3) Special charge related expenses of $ 3 million in Q2 2001 and of $ 4 million in Q3 2001


Depreciation / Amortization                                55             82                         160            243
Bad debt expenses                                          27             30                          78             70

Employees (Sept., 30 compared to Dec., 31)
Full-time equivalents                                                                             38,556         37,331



                                                 Three Months    Three Months                Nine Months    Nine Months
                                               Ended September Ended September            Ended September Ended September
Key figures Goodwill adjusted                      30, 2002       30, 2001                    30, 2002       30, 2001
(in US-$ millions, except per share data)          Goodwill       Goodwill      % Change      Goodwill       Goodwill      % Change
                                                   adjusted       adjusted                    adjusted       adjusted
                                                 ------------   ------------    ---------   ------------   ------------    ---------

Net revenues                                            1,285          1,228         4.7%          3,726          3,589         3.8%

EBITDA 2)                                                 221            248       -10.8%            671            735        -8.8%

EBIT - Operating income 2)                                167            197       -15.6%            511            586       -12.8%

Income before extraordinary item 2)                        70             92       -24.4%            219            263       -16.5%

Earnings per ordinary share 1) 2)                       $0.72          $0.95       -24.5%          $2.27          $2.72       -16.8%
Earnings per ordinary ADS 1) 2)                         $0.24          $0.32       -24.5%          $0.76          $0.91       -16.8%

1) before extraordinary item
2) Excluding special charge related expenses of $ 3 million in Q2 2001 ($ 2 million net of taxes) and of $ 4 million in Q3 2001
($ 2 million net of taxes)

Percentages of revenue

EBITDA 2)                                                17.2%          20.2%                       18.0%          20.5%

EBIT - Operating income 2)                               13.0%          16.1%                       13.7%          16.3%

Income before extraordinary item 2)                       5.4%           7.5%                        5.9%           7.3%


                                                                         8 of 12

Cash Flow Statement
(in US-$ million)
                                                              9/30/02      9/30/01     12/31/01
                                                             ---------    ---------   ----------
    Net income                                                    207          180           63
    Depreciation / amortization                                   160          243          324
    Change in working capital and other non cash items             28         -164           37

Cash from operating activities                                    395          259          424

    Capital expenditures, net                                    -157         -169         -251

Free Cash flow                                                    238           90          173

Acquisitions, net of cash acquired                                -73         -183         -217

Free Cash flow after investing activites                          166          -93          -44

    Proceeds from issuance of stock                                                           6
    Proceeds from issuance of Trust Preferred Securities                       471          471
    Redemption of trust preferred securities                                               -376
    Change in other debt                                          296         -294         -368
    Dividends paid                                                -77          -66          -66


Cash flow from financing activities                              -157          111           43

Effects of exchange rates on cash                                   0           -8           -3

Net increase (change) in cash                                       8           10           -3

Cash at beginning of period                                        62           65           65
Cash at end of period                                              70           74           62


Balance Sheet
(in US-$ million)
                                                    9/30/02      9/30/01     12/31/01
Assets                                             ---------    ---------   ----------
Current assets                                        1,795        1,834        1,779
Intangible assets                                     3,720        3,699        3,682
Other non-current assets                              1,151        1,040        1,055
-------------------------------------------------------------------------------------
    Total assets                                      6,666        6,573        6,516

Shareholders`equity and liabilities

Current liabilities                                   2,235        1,201        1,377
Long-term liabilities                                 1,739        2,557        2,522
Shareholders` equity                                  2,692        2,815        2,617
-------------------------------------------------------------------------------------
    Total Shareholders` equity and liabilities        6,666        6,573        6,516

Debt                                                  2,906        2,988        2,884

                      Equity/assets ratio:               40%          43%          40%


                                                                         9 of 12

Fresenius Medical Care - Quarterly Performance Scorecard

                                                            Three Months                  Three Months
                                                          Ended September               Ended September
                                                              30, 2002                      30, 2001
Revenue                                                   ---------------               ---------------

(in US-$ thousands, except per-treatment revenue)

   North America
   -------------
     Net revenue                                             947,122                       915,341
        Growth year-over-year                                    3.5%                         15.4%

     Dialysis Care                                           834,103                       794,846
        Growth year-over-year                                    4.9%                         18.7%

        Per treatment                                            282                           287
        Sequential growth                                       -1.0%                          1.1%
        Growth year-over-year                                   -1.7%                          4.3%

     Dialysis Products
        incl. internal sales                                 191,745                       189,903
        Growth year-over-year                                    1.0%                          4.5%

     Dialysis Products to available
        external market                                       92,385                        88,413
        Growth year-over-year                                    4.5%                         -2.8%

   International
   -------------
     Net revenue                                             338,294                       312,815
        Growth year-over-year                                    8.1% /  11.4% cc              8.5% / 13.1% cc

     Dialysis Care                                           107,763                       111,158
        Growth year-over-year                                   -3.1% /  17.9% cc             21.3% / 24.6% cc

        Per treatment                                             89  / 108 cc                 106
        Sequential growth                                        5.9%                          4.8%
        Growth year-over-year                                  -16.5% /  1.5% cc               2.5% /  5.3% cc

     Dialysis Products
        incl. internal sales                                 251,550                       223,438
        Growth year-over-year                                   12.6% /  8.2% cc               3.7% /  8.6% cc



Dialysis Care Volume
   North America
   -------------
     Number of treatments                                  2,957,903                     2,793,988
        Treatments per day                                    37,441                        35,699
        Per day sequential growth                                1.3%                          0.8%
        Per day year-over-year growth                            4.9%                         15.4%
        of which
          - acquisitions                                         1.2%                          9.9%
        Same store growth
        year-over -year                                          3.7%                          5.5%

   International
   -------------
     Number of treatments                                  1,214,544                     1,045,817
        Same store growth
        year-over -year                                          9.0%                         16.0%

   cc   at constant exchange rates


                                                                        10 of 12

                                                            Three Months                  Three Months
                                                          Ended September               Ended September
                                                              30, 2002                      30, 2001
 Expenses                                                 ---------------               ---------------
  (in US-$)

   North America
   -------------
     Operating expenses 2)
        Percent of revenues                                     87.8%                         84.0%

     Selling, general and administrative 2)
        Percent of revenues                                     14.4%                         13.3%

     Bad debt expenses
        Percent of revenues                                      2.6%                          3.2%

     Operating expenses/Treatment                                248                           249
        Sequential growth                                       -0.3%                          2.6%
        Growth year-over-year                                   -0.3%                          7.8%

   Total Group
   -----------
     Operating expenses 2)
        Percent of revenues                                     87.0%                         83.9%

     Selling, general and administrative 2)
        Percent of revenues                                     18.7%                         17.2%

     Effective tax rate 2)                                      38.0%                         34.8%

   2)   Excluding goodwill amortization & special charge related expenses of 4 million $ in 2001



Cash Flow/Investing Activities

   Total Group
   -----------
     Operating Cash Flow                                     151,383                       113,312
        Percent of revenues                                     11.8%                          9.2%

     Free Cash Flow, before acquisitions                      83,934                        62,660
        Percent of revenues                                      6.5%                          5.1%

     Acquisitions, net                                        32,737                        29,027

     Capital expenditures, net                                67,449                        50,652
          Percent of revenues                                    5.2%                          4.1%

        Maintenance                                           43,241                        25,701
          Percent of revenues                                    3.4%                          2.1%

        Growth                                                24,208                        24,951
          Percent of revenues                                    1.9%                          2.0%

        Number of de novos                                        23                            20
          North America                                           16                            14
          International                                            7                             6

                                                                        11 of 12


                                                            Three Months                  Three Months
                                                          Ended September               Ended September
                                                              30, 2002                      30, 2001
Balance Sheet                                             ---------------               ---------------
   Total Group
   -----------
     Debt (in US-$ millions)                                   2,906                         2,988
     Debt/EBITDA                                                3.18                           3.1

   North America
   -------------
     Days sales outstanding                                       81                            89
        Sequential development                                  -4.7%                         -2.2%
        Year-over -year development                             -9.0%                          1.1%

   International
   -------------
     Days sales outstanding                                      141                           156
        Sequential development                                   0.0%                          3.3%
        Year-over -year development                             -9.6%                         13.0%

Clinical Performance
   North America
        Urea reduction >= 65%                                     86%                           84%
        Single Pool Kt/v >= 1.2                                   92%                           91%
        Hemoglobin >= 11g/dl                                      76%                           73%
        Albumin >= 3.5 g/dl                                       82%                           83%
        Mortality rate (FY 2001 over FY 2000)                  17.65%                        17.91%
        Hospitalization days (FY 2001 over FY 2000)              9.1                           9.4


Demographics
   North America
        Average age (yr)                                          61                            61
        Average time on dialysis (yr)                            3.4                           3.2
        Average body weight (kg)                                  75                            75
        Prevalence of diabetes (%)                                49%                           49%

                                      ****


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